SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                         31st October 2006

                                 SkyePharma PLC

                   SKYEPHARMA TO PRESENT AT COWEN AND COMPANY

                    7TH ANNUAL GLOBAL HEALTH CARE CONFERENCE

LONDON, UK, 31 October 2006 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announces today that the Company's Chief Executive Officer, Frank Condella, will make a presentation at the Cowen and Company 7th Annual Global Health Care Conference
at the Landmark London Hotel in London, UK.  Mr. Condella will deliver his presentation on Tuesday, November 7, 2006 at 5.30 p.m. (GMT). Investors may
access a live webcast of the presentation at www.skyepharma.com under the
Investor Relations tab. The presentation will be archived for 3 months.

For further information please contact:

SkyePharma PLC                                          +44 207 491 1777

Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer

Buchanan Communications                              +44 207 466 5000

Tim Anderson / Mark Court / Rebecca Skye Dietrich

The Trout Group                                      + 1 617 583 1308

Seth Lewis

About SkyePharma PLC

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:    October 31, 2006